This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these Notes in any country or jurisdiction where such an offer would not be permitted.

BofA Finance LLC $--

Auto-Callable Return Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated December 8, 2025,

Series A Prospectus Supplement dated December 8, 2025 and

Product Supplement EQUITY-1 dated December 8, 2025)

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-290665 and 333-290665-01

May 8, 2026

Linked to the Market Guard Top 100 Index

•The Auto-Callable Return Notes Linked to the Market Guard Top 100 Index, due June 2, 2028 (the “Notes”) are expected to price on May 29, 2026 and expected to issue on June 3, 2026.

•Approximate 2 year term if not called prior to maturity.

•Payment on the Notes will depend on the performance of the Market Guard Top 100 Index (the “Underlying”).

•Automatically callable at an amount equal to the Call Amount if, on the Call Observation Date, the Observation Value of the Underlying is equal to or greater than its Call Value. The Call Value is indicated on page PS-2, and the Call Observation Date and the Call Amount are indicated on page PS-4.

•Assuming the Notes are not called prior to maturity, if the Ending Value of the Underlying is greater than or equal to 100% of its Starting Value, at maturity, you will receive 100.00% upside exposure to increases in the value of the Underlying from its Starting Value.

•However, assuming the Notes are not called prior to maturity, if the Underlying declines by more than 30% from its Starting Value, at maturity your investment will be subject to 1:1 downside exposure to decreases in the value of the Underlying, with up to 100% of the principal at risk. Otherwise, if the Notes are not called prior to maturity and the Ending Value of the Underlying is less than 100.00% of its Starting Value but greater than or equal to 70% of its Starting Value, at maturity you will receive the principal amount of your Notes.

•Any payment on the Notes is subject to the credit risk of BofA Finance LLC (“BofA Finance” or the “Issuer”), as issuer of the Notes, and Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the Notes.

•No periodic interest payments.

•The Notes will not be listed on any securities exchange.

•CUSIP No. 09711QV42.

The initial estimated value of the Notes as of the pricing date is expected to be between $940.10 and $980.10 per $1,000.00 in principal amount of Notes, which is less than the public offering price listed below. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-23 of this pricing supplement for additional information.

There are important differences between the Notes and a conventional debt security. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discount(1)(2)	Proceeds, before expenses, to BofA Finance(2)
Per Note	$1,000.00	$2.50	$997.50
Total

(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $997.50 per $1,000.00 in principal amount of Notes.

(2)The underwriting discount per $1,000.00 in principal amount of Notes may be as high as $2.50, resulting in proceeds, before expenses, to BofA Finance of as low as $997.50 per $1,000.00 in principal amount of Notes.

The Notes and the related guarantee:

Are Not FDIC Insured	Are not Bank Guaranteed	May Lose Value

Selling Agent

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

Terms of the Notes

Issuer:	BofA Finance
Guarantor:	BAC
Denominations:	The Notes will be issued in minimum denominations of $1,000.00 and whole multiples of $1,000.00 in excess thereof.
Term:	Approximately 2 years, unless previously automatically called.
Underlying:	The Market Guard Top 100 Index (Bloomberg symbol: “MGX100”), a price return index.
Pricing Date*:	May 29, 2026
Issue Date*:	June 3, 2026
Valuation Date*:	May 30, 2028, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” in the accompanying product supplement.
Maturity Date*:	June 2, 2028
Starting Value:	The closing level of the Underlying on the pricing date.
Observation Value:	The closing level of the Underlying on the Call Observation Date.
Ending Value:	The closing level of the Underlying on the Valuation Date.
Call Value:	100.00% of the Starting Value.
Redemption Barrier:	100.00% of the Starting Value.
Threshold Value:	70.00% of the Starting Value.
Automatic Call:

All (but not less than all) of the Notes will be automatically called at an amount equal to the Call Amount if the Observation Value of the Underlying is greater than or equal to the Call Value on the Call Observation Date. If the Notes are automatically called, the Call Amount will be paid on the Call Payment Date. No further amounts will be payable following an Automatic Call.

Redemption Amount:

If the Notes have not been automatically called prior to maturity, the Redemption Amount per $1,000.00 in principal amount of Notes will be:

a) If the Ending Value of the Underlying is greater than or equal to the Redemption Barrier:

b) If the Ending Value of the Underlying is less than the Redemption Barrier but is greater than or equal to the Threshold Value:

c) If the Ending Value of the Underlying is less than the Threshold Value:

In this case, the Redemption Amount will be less than 70.00% of the principal amount and you could lose up to 100.00% of your investment in the Notes.

AUTO-CALLABLE RETURN NOTES | PS-2

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

Call Observation Date*:	As set forth beginning on page PS-4
Call Payment Date*:	As set forth beginning on page PS-4
Call Amount (per $1,000.00 in principal amount):	As set forth beginning on page PS-4
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP:	09711QV42
Underlying Return:
Events of Default and Acceleration:

If an Event of Default, as defined in the senior indenture relating to the Notes and in the section entitled “Description of Debt Securities of BofA Finance LLC—Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus, with respect to the Notes occurs and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “Redemption Amount” above, calculated as though the date of acceleration were the Maturity Date of the Notes and as though the Valuation Date were the third Trading Day prior to the date of acceleration. In case of a default in the payment of the Notes, whether at their maturity or upon acceleration, the Notes will not bear a default interest rate.

* Subject to change.

AUTO-CALLABLE RETURN NOTES | PS-3

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

Call Observation Date, Call Payment Date and Call Amount

Call Observation Date*	Call Payment Date	Call Amount (per $1,000.00 in principal amount)
June 4, 2027	June 9, 2027	$1,125.00

* The Call Observation Date is subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-18 of the accompanying product supplement, with references to “Observation Dates” being read as references to “Call Observation Dates.”

Any payments on the Notes depend on the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor, and on the performance of the Underlying. The economic terms of the Notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount, if any, and the hedging related charges described below (see “Risk Factors” beginning on page PS-7), will reduce the economic terms of the Notes to you and the initial estimated value of the Notes. Due to these factors, the public offering price you pay to purchase the Notes will be greater than the initial estimated value of the Notes as of the pricing date.

The initial estimated value range of the Notes is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the Notes as of the pricing date. For more information about the initial estimated value and the structuring of the Notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-23.

AUTO-CALLABLE RETURN NOTES | PS-4

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

Automatic Call and Redemption Amount Determination

*On the Call Observation Date, your Notes may be automatically called,

determined as follows:

Is the Observation Value of the Underlying greater than or equal to the Call Value?

You will receive the Call Amount on the Call Payment Date. No further amounts will be payable following an Automatic Call.	You will not receive the Call Amount on the Call Payment Date.

Assuming the Notes have not been automatically called, on the Maturity Date, you will receive a cash payment per $1,000.00 in principal amount of Notes determined as follows:

Is the Ending Value of the Underlying greater than or equal to the Redemption Barrier?

You will receive:	Is the Ending Value of the Underlying greater than or equal to the Threshold Value?

You will receive: $1,000.00

You will receive: In this case, the Redemption Amount will be less than 70.00% of the principal amount and you could lose up to 100.00% of your investment in the Notes.

All payments described above are subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

AUTO-CALLABLE RETURN NOTES | PS-5

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

Hypothetical Payout Profile and Examples of Payments at Maturity

Auto-Callable Return Notes Table

The following table is for purposes of illustration only. It assumes the Notes have not been automatically called prior to maturity and is based on hypothetical values and shows hypothetical returns on the Notes. The table illustrates the calculation of the Redemption Amount and the return on the Notes based on a hypothetical Starting Value of 100, a hypothetical Redemption Barrier of 100 for the Underlying, a hypothetical Threshold Value of 70 and a range of hypothetical Ending Values of the Underlying. The actual amount you receive and the resulting return will depend on the actual Starting Value, Redemption Barrier, Threshold Value and Ending Value of the Underlying, whether the Notes are automatically called prior to maturity, and whether you hold the Notes to maturity. The following examples do not take into account any tax consequences from investing in the Notes.

For recent actual values of the Underlying, see “The Underlying” section below. The Ending Value of the Underlying will not include any income generated by dividends or other distributions paid with respect to shares or units of the Underlying or on the securities included in the Underlying, as applicable. In addition, all payments on the Notes are subject to Issuer and Guarantor credit risk.

Ending Value	Underlying Return	Redemption Amount per Note	Return on the Notes(1)
160.00	60.00%	$1,600.00	60.00%
150.00	50.00%	$1,500.00	50.00%
140.00	40.00%	$1,400.00	40.00%
130.00	30.00%	$1,300.00	30.00%
120.00	20.00%	$1,200.00	20.00%
110.00	10.00%	$1,100.00	10.00%
105.00	5.00%	$1,050.00	5.00%
102.00	2.00%	$1,020.00	2.00%
100.00(2)(3)	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00(4)	-30.00%	$1,000.00	0.00%
69.99	-30.01%	$699.90	-30.01%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.00%	$500.00	-50.00%
0.00	-100.00%	$0.00	-100.00%

(1)	The “Return on the Notes” is calculated based on the Redemption Amount.
(2)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only and does not represent a likely Starting Value for the Underlying.
(3)	This is the hypothetical Redemption Barrier.
(4)	This is the hypothetical Threshold Value.
AUTO-CALLABLE RETURN NOTES | PS-6

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

Risk Factors

Your investment in the Notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below, with your advisors in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-27 below.

Structure-related Risks

•Your investment may result in a loss; there is no guaranteed return of principal. There is no fixed principal repayment amount on the Notes at maturity. If the Notes are not automatically called prior to maturity and the Ending Value of the Underlying is less than the Threshold Value, at maturity, your investment will be subject to 1:1 downside exposure to decreases in the value of the Underlying and you will lose 1% of the principal amount for each 1% that the Ending Value of the Underlying is less than the Starting Value. In that case, you will lose a significant portion or all of your investment in the Notes.

•The Notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the Notes, regardless of the extent to which the Observation Value or Ending Value of the Underlying exceeds its Starting Value, Redemption Barrier, Call Value or Threshold Value.

•The Notes are subject to a potential Automatic Call, which would limit your ability to receive further payment on the Notes. The Notes are subject to a potential Automatic Call. The Notes will be automatically called if , on the Call Observation Date, the Observation Value of each Underlying is greater than or equal to its Call Value. If the Notes are automatically called prior to the Maturity Date, you will be entitled to receive the Call Amount with respect to the Call Observation Date and no further amounts will be payable following the Automatic Call. In this case, you will lose the opportunity to receive payment of any higher Redemption Amount that otherwise would be payable after the date of the Automatic Call. If the Notes are called prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the Notes.

•Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the Notes may be less than the return you would earn if you purchased a conventional debt security with the same Maturity Date. As a result, your investment in the Notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

•The Call Amount or Redemption Amount, as applicable, will not reflect changes in the level of the Underlying other than on the Call Observation Date or Valuation Date, as applicable. The level of the Underlying during the term of the Notes other than on the Call Observation Date or Valuation Date, as applicable, will not affect payments on the Notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Underlying while holding the Notes, as the performance of the Underlying may influence the market value of the Notes. The calculation agent will determine whether the Notes will be automatically called and will calculate the Call Amount or the Redemption Amount, as applicable, by comparing only the Starting Value, the Call Value, the Redemption Barrier or the Threshold Value, as applicable, to the Observation Value or the Ending Value for the Underlying. No other level of the Underlying will be taken into account. As a result, if the Notes are not automatically called prior to maturity and the Ending Value of the Underlying is less than the Threshold Value, you will receive less than the principal amount at maturity even if the level of the Underlying was always above the Threshold Value prior to the Valuation Date.

•Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Notes. The Notes are our unsecured senior debt securities. Any payment on the Notes will be fully and unconditionally guaranteed by the Guarantor. The Notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payments on the Notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the Notes on the applicable payment date, regardless of the performance of the Underlying. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time after the pricing date of the Notes. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amount(s) payable under the terms of the Notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the Maturity Date may adversely affect the market value of the Notes. However, because your return on the Notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the value of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the Notes.

•We are a finance subsidiary and, as such, have no independent assets, operations, or revenues. We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and payment of our obligations under our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the Notes in the ordinary course. Therefore, our ability to make payments on the Notes may be limited.

AUTO-CALLABLE RETURN NOTES | PS-7

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

Valuation and Market-related Risks

•The public offering price you pay for the Notes will exceed their initial estimated value. The range of initial estimated values of the Notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the Notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlying, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount, if any, and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.

•The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time. The value of your Notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying, our and BAC’s creditworthiness and changes in market conditions.

•We cannot assure you that a trading market for your Notes will ever develop or be maintained. We will not list the Notes on any securities exchange. We cannot predict how the Notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

•Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the Notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell the securities held by or included in the Underlying, or futures or options contracts or exchange traded instruments on the Underlying or those securities, or other listed or over-the-counter derivative instruments whose value is derived from the Underlying or those securities. While we, the Guarantor or one or more of our other affiliates, including BofAS, may from time to time own securities represented by the Underlying, except to the extent that BAC’s common stock may be included in the Underlying, we, the Guarantor and our other affiliates, including BofAS, do not control any company included in the Underlying, and have not verified any disclosure made by any other company. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the Notes. These transactions may present a conflict of interest between your interest in the Notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the level of the Underlying in a manner that could be adverse to your investment in the Notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the Notes), may adversely affect the level of the Underlying. Consequently, the level of the Underlying may change subsequent to the pricing date, which may adversely affect the market value of the Notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, also expect to engage in hedging activities that could adversely affect the level of the Underlying on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your Notes prior to maturity, and may adversely affect the amounts to be paid on the Notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the Notes, the Underlying or the securities represented by the Underlying and may hold or resell the Notes, the Underlying or the securities represented by the Underlying. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the level of the Underlying, the market value of your Notes prior to maturity or the amounts payable, if any, on the Notes.

•There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the Notes and, as such, will make a variety of determinations relating to the Notes, including the amounts that will be paid on the Notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Underlying-related Risks

•The MGX100 has a limited operating history. The MGX100 was launched on April 22, 2025. Because the MGX100 has no live closing level history prior to that date, limited live historical closing level information will be available for you to consider in making an independent investigation of the MGX100’s performance, which may make it difficult for you to make an informed decision with respect to your Notes. As a result, the return on your Notes may involve greater risk than those that are linked to an index with a more established record of performance.

AUTO-CALLABLE RETURN NOTES | PS-8

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

•Hypothetical back-tested data relating to the MGX100 does not represent actual historical data and is subject to inherent limitations. The hypothetical back-tested performance of the MGX100 set forth under “The Underlyings—The Market Guard Top 100 Index— Historical Performance of the MGX100” is purely theoretical, does not represent the actual historical performance of the MGX100 and has not been verified by us or any of our affiliates, including BofAS. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under “The Underlyings—The Market Guard Top 100 Index— Historical Performance of the MGX100”. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

•The MGX100 may not outperform the MerQube US Large Mid Cap Price Return Index (its “Parent Index”). The MGX100 uses an algorithm which was developed by and is proprietary to Market Guard, LLC that assigns scores to constituents in its Parent Index in an attempt to identify constituents with the highest potential for outperformance relative to the constituents in its Parent Index. However, there is no assurance that the use of the proprietary algorithm/scoring system will actually identify constituents with high potential or actual outperformance relative to the constituents in the Parent Index. No assurance can be given that this investment strategy will be successful or that the MGX100 will outperform its Parent Index.

•The investment strategy represented by the MGX100 may not be successful, and the Notes may not be an appropriate investment for all investors seeking exposure to companies with the highest potential for outperformance relative to its Parent Index. The MGX100 uses a proprietary algorithm that assigns scores to constituents in its Parent Index in an attempt to identify constituents with the highest potential for outperformance relative to the constituents in its Parent Index. The proprietary algorithm/scoring system employs a set of more than 10 key indicators. These key indicators were selected through a preliminary analysis of over 100 fundamental and market metrics and were chosen for their perceived predictive strength. The key indicators are used to evaluate each stock within the Parent Index for potential inclusion in the MGX100. However, there is no assurance that the proprietary algorithm/scoring system will actually be effective in identifying constituents from the Parent Index with high potential for outperformance relative to the constituents in the Parent Index. There is no assurance that the MGX100 will outperform any other index or strategy that tracks its Parent Index or its constituent stocks selected using other criteria. The MGX100 may include constituents that differ significantly from those of alternative strategies with similar objectives, and may underperform such alternative strategies (and any other strategies), perhaps significantly. Accordingly, the investment strategy represented by the MGX100 may not be successful. Furthermore, the MGX100’s investment strategy or criteria for following such investment strategy may change subsequent to your purchase of the Notes, and MerQube (defined in “The Underlyings – The Market Guard Top 100 Index” below) has no obligation to consider your interests in making any such changes. Before investing in the Notes, you should undertake independent investigation of the MGX100 to ensure you understand its investment strategy and criteria for following such investment strategy and understand that such strategy and criteria are subject to change. There is no assurance that the MGX100 will achieve any positive returns over any period.

•Notwithstanding that the title of the MGX100 includes the phrase “Top 100,” the MGX100 may underperform its Parent Index and there is no guarantee that the MGX100 will actually identify the top 100 performing stocks from its Parent Index. Although the title of the MGX100 includes the phrase “Top 100,” the MGX100 may decrease significantly more or increase significantly less than its Parent Index, and the Notes are not necessarily less risky than, and will not necessarily have better returns than, Notes linked to the Parent Index.  The MGX100 attempts to identify stocks with the highest potential for outperformance relative to the constituents of its Parent Index based on a proprietary algorithm/scoring system. However, there is no guarantee that the stocks selected for inclusion in the MGX100 will actually outperform relative to the constituents of its Parent Index or that the MGX100 will outperform its Parent Index.

•As compared to other index administrators, MerQube retains significant control and discretionary decision-making over the MGX100, which may have an adverse effect on the level of the MGX100 and on your Notes. Pursuant to the MGX100’s methodology, MerQube retains the right, from time to time, to exercise discretion in determining whether a market disruption event or index adjustment event has occurred with respect to the MGX100 and whether such market disruption event or index adjustment event affects the MGX100.  If MerQube determines that a market disruption event and/or an index adjustment event has occurred and has affected the MGX100, MerQube retains discretion to take a number of actions with respect to the MGX100, such as deferring or suspending publication of the level of the MGX100 or making adjustments to the level of the MGX100 or the MGX100 methodology. See “The Underlyings—The Market Guard Top 100 Index—Market Disruption Events” and “—Index Adjustment Events” below. Although it is unclear how and to what extent this discretion could or would be exercised, it is possible that it could be exercised by MerQube in a manner that materially and adversely affects the level of the MGX100 and therefore the value of and/or payments on the Notes. MerQube is not obligated to, and will not, take account of your interests in exercising the discretion described above.

•The publisher or the sponsor of the Underlying may adjust the Underlying in a way that affects its level, and the publisher or the sponsor has no obligation to consider your interests. The publisher or the sponsor of the Underlying can add, delete, or substitute the components included in the Underlying or make other methodological changes that could change its level. Any of these actions could adversely affect the value of your Notes.

Tax-related Risks

•The U.S. federal income tax consequences of an investment in the Notes are uncertain, and may be adverse to a holder of the Notes. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or securities similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Under the terms of the Notes, you will have agreed with us to treat the Notes as single financial

AUTO-CALLABLE RETURN NOTES | PS-9

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of gain or loss with respect to the Notes may differ. No ruling will be requested from the IRS with respect to the Notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes.

AUTO-CALLABLE RETURN NOTES | PS-10

Auto-Callable Return Notes Linked to the Market Guard Top 100 Index

The Underlying

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the sponsor of the MGX100 (the “Underlying Sponsor”). The Underlying Sponsor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Underlying Sponsor discontinuing publication of the Underlying are discussed in “Description of the Notes — Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor index. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlying. You should make your own investigation into the Underlying.

The Market Guard Top 100 Index

The Market Guard Top 100 Index (“MGX100”) is a stock-ranking index that utilizes a proprietary numerical scoring system to evaluate equities within a universe of U.S. stocks. MerQube UK Limited serves as the index administrator for the MGX100, and MerQube Inc., MerQube UK Limited and their respective subsidiaries and affiliates (collectively, “MerQube”) serve as the calculation agent for the MGX100. Market Guard, LLC (“Market Guard”) serves as the index sponsor for the MGX100. The MGX100 has a launch date of April 22, 2025, with a base value of 1,000 as of its base date, November 29, 2001.

Index Construction

Eligibility Criteria

The MGX100 selects 100 stocks from the MerQube US Large Mid Cap Price Return Index (the “Parent Index”), which represents the 1,000 largest U.S.-listed equities by market capitalization. Only stocks that are part of the latest annual reconstitution of the Parent Index are considered eligible for selection within the MGX100 and are selected on the basis of market capitalization and scoring, as further described below.

A filter is applied over the Parent Index to exclude secondary share classes. If a company has multiple share classes listed within the Parent Index, only the most liquid share class will be retained. Liquidity for each share class is determined based on the highest 90-day average trading volume.

Scoring

Each constituent in the Parent Index (after applying the filter described above) is assigned a score based on a proprietary numerical scoring system. This scoring system employs a set of more than 10 key indicators. These key indicators were selected through a preliminary analysis of over 100 fundamental and market metrics and were chosen for their perceived predictive strength. The key indicators are used to evaluate each stock within the Parent Index. If data for any metric required to evaluate a key indicator for any stock is unavailable, such stock will be excluded from potential inclusion in the MGX100. Certain key indicators are assessed for each constituent in the Parent Index on an absolute basis (that is, assessed on a stand-alone basis without comparison to other benchmarks), while other key indicators are evaluated relative to peers. Each of the key indicators corresponds to one of four core pillars: (1) momentum; (2) valuation; (3) quality; and (4) credit. A score is calculated for each constituent in the Parent Index (after applying the filter described above) by blending these key indicators using a proprietary algorithm developed by Market Guard. The goal of the proprietary algorithm is to identify securities with a high likelihood of outperformance relative to the constituents in the Parent Index.

Constituent Selection

Securities are included in the MGX100 (the “Index Constituents”) according to the following steps (the “Selection Criteria”):

1.Investment Universe: the constituents of the Parent Index are used as the basis for selecting the potential Index Constituents of the MGX100.

2.Dual Class Screening: In the event a company has multiple share classes in the Parent Index, a filter is applied in order to exclude secondary share classes. In this case only the share class with the highest average traded volume over the last 3 months will be kept.

3.All key indicators / metrics (as described under “—Eligibility Criteria—Scoring” above) are calculated for every remaining stock in the Parent Index after step 2 is completed.

4.A percentile score will be calculated for every key indicator / metric for every remaining stock in the Parent Index.

5.The total score for each remaining stock in the Parent Index will be calculated by multiplying each percentile score for each key indicator / metric with the weighting assigned to such key indicator / metric. The stocks in the Parent Index are then ranked from highest to lowest score.

a)First, the 10 stocks from the Parent Index with the highest Full Market Capitalization are chosen as Index Constituents. “Full Market Capitalization” for each stock in the Parent Index means the number of shares outstanding of such stock multiplied by its closing price. For the avoidance of doubt, the dual class screening described above is applied prior to selecting the 10 stocks with the highest Full Market Capitalization.

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b)Second, the 80 stocks with the highest score (according to total score) are chosen as Index Constituents. In the event that two stocks are at rank 80 and have the same total score, the stock with the higher free float market capitalization shall be chosen as an Index Constituent.

c)Third, up to 10 current Index Constituents are selected to remain as Index Constituents provided that such current Index Constituents are ranked within the top 100 according to total score. Current Index Constituents will be selected pursuant to this step from highest total score to lowest total score, subject to a cap of 10 selections pursuant to this step.

d)If step 5(c) above does not account for 10 Index Constituents, the remaining Index Constituents required to get to a total of 100 Index Constituents will be selected from the Parent Index by selecting stocks that are not currently an Index Constituent and are ranked from 80 to 90 according to total score.

Index Calculation

The “Index Level” is calculated for the MGX100 at the end of each Business Day, subject to Market Disruption Events and Index Adjustment Events as described under “—Market Disruption Events” and “—Index Adjustment Events” below. A “Business Day” means a day when the New York Stock Exchange (“NYSE”) is scheduled to open for its regular trading session. The Index Level on any Business Day is calculated in accordance with the following, published to two decimal places:

(i)The initial Index Level was set to 1,000 on November 29, 2001;

(ii)On each subsequent Business Day t, the Index Level is calculated using the following formula:

Indext	means the Index Level on Business Day t.
Pi,t	means the official closing price of Index Constituent i on its relevant exchange in respect of Business Day t.
n	means the number of Index Constituents in the MGX100 on Business Day t.
ISi,t

means the number of shares (the “Index Shares”) in respect of Index Constituent i on Business Day t. The number of Index Shares in respect of an Index Constituent may be fractional. The number of Index Shares in respect of an Index Constituent i on Business Day t will equal:

(1)If the Business Day immediately preceding Business Day t is a Rebalancing Day (as defined in “Index Maintenance – Rebalancing” below), the quotient of (a) the product of (i) the Index Level on such Rebalancing Day; (ii) the weight of Index Constituent i, expressed as a percentage, and calculated after the close of the Selection Day (as defined in “Index Maintenance – Rebalancing” below) immediately prior to such Rebalancing Day and (iii) the Index Divisor (as defined in “Index Maintenance – Rebalancing” below) in respect of such Rebalancing Day; divided by (b) the official closing price of Index Constituent i on its relevant exchange in respect of the Rebalancing Day immediately preceding Business Day t.

(2)If the Business Day immediately preceding Business Day t is not a Rebalancing Day, the product of (a) the number of Index Shares of Index Constituent i in respect of the Business Day immediately preceding Business Day t and (b) the Adjustment Factor of Index Constituent i to be implemented on Business Day t.

The “Adjustment Factor” for each Index Constituent will be 1, subject to adjustment for certain corporate actions related to such Index Constituent. See “—Corporate Actions” below.

Dt

means the Index Divisor on Business Day t, which is calculated as the product of (a) the Index Divisor in respect of the Business Day immediately preceding Business Day t and (b) the Index Divisor Adjustment Factor on Business Day t. When no corporate events have occurred resulting in a change in the Index Divisor, the “Index Divisor Adjustment Factor” will be set to 1. The “Index Divisor” is an integer which, in the context of the calculation of the MGX100, serves as a link to the original base period level of the MGX100. The index divisor keeps the MGX100 comparable over time and serves as a manipulation point for adjustments to the MGX100. See “Corporate Actions” below.

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Index Maintenance

Rebalancing

The Selection Criteria described under “Index Construction—Constituent Selection” above are applied quarterly after the close of the last Business Day in February, May, August and November (each a “Selection Day” and, collectively, “Selection Days”). Data used for purposes of evaluating the Selection Criteria is as of the close of business on the applicable Selection Day. The MGX100 is rebalanced on the 5th Business Day after each Selection Day (each, a “Rebalancing Day”). If a scheduled Rebalancing Day is not a Business Day, the MGX100 will rebalance at the close of the Business Day prior to such Rebalancing Day.

Weighting

The Index Constituents are weighted according to Float Market Capitalization. For each Index Constituent the “Float Market Capitalization” is the Full Market Capitalization of such Index Constituent multiplied by its Float Factor. The “Float Factor” for an Index Constituent represents the percentage of shares outstanding that are available for trading in the market. MerQube sources the Float Factors for each Index Constituent from FactSet Research Systems Inc. Each Index Constituent is assigned a weight according to its Float Market Capitalization, subject to a maximum weight cap of 3% and a minimum weight cap of 0.5%. Any excess weight after application of the maximum weighting cap is distributed proportionally among the remaining Index Constituents. Conversely, in the case of an Index Constituent where the weighting is increased so as to reach the minimum weighting cap, such increased weighting is taken proportionally from the remaining Index Constituents.

Market Disruption Events

A “Market Disruption Event” means the occurrence of one or more of the following events if, in the discretion of MerQube, such event is material with respect to the MGX100, as applicable:

●MerQube observes on any Business Day that there has been a declaration of a general moratorium in respect of banking activities in any relevant jurisdiction;

●the occurrence of an event that makes it impossible or not reasonably practicable on any Business Day for MerQube to obtain the value of any Index Constituent, or any other price or necessary information for purposes of calculating the Index Level in a manner acceptable to MerQube;

●the administrator of an Index Constituent fails to announce or publish the price of such Index Constituent on a Business Day on which the price of such Index Constituent was scheduled to be announced or published;

●the occurrence or existence of a lack of, or material decline in, the liquidity in the market for trading of any underlying of an Index Constituent on any Business Day;

●a force majeure event;

●any event that disrupts or impairs (as determined by MerQube acting in a reasonable manner) the ability of market participants in general to establish, maintain or unwind transactions in, or obtain market values for, futures, forwards, options, swaps or other over-the-counter derivative transactions indirectly included in and/or that may be used for hedging any Index Constituent;

●a suspension, disruption, absence or material limitation imposed on trading by the relevant exchanges (or related exchanges(s)) or observed in any related over-the-counter market(s) or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant or related exchange(s) or otherwise in the futures, forwards, options, swaps or other over-the-counter derivative transactions indirectly included in and/or that may be used for hedging the MGX100;

●the occurrence or existence of a lack of, or material decline in, the liquidity in the market for trading of any Index Constituent;

●any suspension of, or limitation imposed on, trading any Index constituent, or any tradable instrument, including forwards or options, in respect of an Index Constituent;

●the occurrence or existence of, in respect of any Index Constituent, an early closure event; and/or

●a closure of the money markets denominated in the relevant currency, or any other relevant currency as determined by MerQube other than for ordinary public holidays, or a restriction or suspension in trading in these markets that materially impacts any determination relevant to the construction or calculation of the MGX100 and the Index Level.

If, on any Business Day, a Market Disruption Event occurs or is occurring that MerQube determines, in its sole discretion, materially affects the MGX100, MerQube may, but is not limited to:

●if the administrator of the disrupted Index Constituent publishes a closing price for the disrupted Business Day, to use such closing price to calculate and publish the Index Level for the disrupted Business Day;

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●defer or suspend the calculation and publication of the Index Level and any other information relating to the MGX100 until the next Business Day on which such Market Disruption Event has ceased;

●make such determinations and/or adjustments in relation to (a) the methodology used to calculate the MGX100 as MerQube considers necessary in order to maintain the objectives of the MGX100, or (b) the Index Level of the MGX100 as MerQube considers appropriate in order to preserve the underlying objectives of the MGX100, including but not limited to calculating a substitute level for the MGX100 based on but not restricted to the last published price, level or value of any disrupted Index Constituent and such price, level or value may be zero, where, in the reasonable view of MerQube, this would give an objective and accurate determination;

●make any adjustment or determination as it sees fit to the terms of the methodology or an Index Level in order to take into account the Market Disruption Event;

●discontinue supporting the MGX100 or terminate the calculation of the Index Level and the publication of the Index Level for the MGX100 if MerQube determines that the foregoing measures would produce results that are not consistent with the objectives of the MGX100; and/or

●if such Market Disruption Event persists for five consecutive Business Days immediately following the original Business Day on which such Market Disruption Event occurs, then MerQube shall determine what further actions it may reasonably take.

Index Adjustment Events

An “Index Adjustment Event” means be any of the following, as applicable:

■a change shall have been made to any of the Index Constituents or there shall have occurred any other event that would make the calculation of the MGX100 impossible or infeasible, technically or otherwise, or that makes the MGX100 non-representative of market prices of the Index Constituents or undermines the objectives of the MGX100;

■the price of an Index Constituent has been calculated by reference to data that, in the determination of MerQube, does not reflect the true market trading prices, values or levels of such Index Constituent and/or the related component contract;

■the imposition or removal of or change in any tax (including without limitation, any excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax) on, or in relation to any Index Constituent or any component thereof, by any government or taxation authority, if the effect of such imposition, change or removal is to raise or lower the price, value or level at which such Index Constituent or any component thereof trades on the relevant exchange or in the relevant market on any relevant date from what it would have been without that imposition, change or removal; and/or

■a change in law, such that (a) due to the adoption or announcement of any change in any applicable law or regulation (including, without limitation, any tax law or limitations on the repatriation of invested capital in the jurisdiction of the underlying), or (b) due to the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), MerQube determines that the continued administration and distribution of the MGX100 is illegal or a materially different undertaking to administer.

If, on any Business Day, an Index Adjustment Event occurs that MerQube determines affects the MGX100, MerQube may, but is not limited to:

■make such determinations and/or adjustments as MerQube considers necessary in order to maintain the objectives of the MGX100, in relation to (a) the methodology used to calculate the MGX100 or (b) its Index Level;

■select, in its sole, good faith discretion, a successor Index Constituent to replace the Index Constituent affected by the Index Adjustment Event;

■defer or suspend publication of the Index Level and any other information relating to the MGX100 until it determines that no Index Adjustment Event is continuing; and/or

■discontinue supporting the MGX100 or terminate the calculation of its Index Level, subject to MerQube’s index termination policies, if MerQube determines that the foregoing measures are not feasible or would produce results that are not consistent with the objectives of the MGX100.

Corporate Actions

In the periods between scheduled reconstitution and rebalancing, individual Index Constituents may be subject to a variety of corporate actions and events that require maintenance and adjustments to the MGX100 by MerQube.

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Type of Corporate Action	Treatment
Mergers and Acquisitions

If MerQube is able to determine the surviving entity and:

●An Index Constituent acquires a non-Index Constituent: No changes will be made to the weight of the Index Constituent.

●A non-Index Constituent acquires an Index Constituent: The Index Constituent will be removed from the MGX100.

●An Index Constituent acquires an Index Constituent: If a cash deal, the targeted Index Constituent will be removed from the MGX100 and its weight will be distributed pro-rata among the remaining Index Constituents. If a stock deal or a stock and cash deal, the targeted Index Constituent will be removed from the MGX100 and the shares of the acquiring Index Constituent will be increased based on the shares of the target Index Constituent and the terms of the deal. Any remaining weight of the target Index Constituent attributable to the cash portion of a cash and stock deal, or to the differences between the final market value of the target Index Constituent and its implied market value based on the terms of the deal in an all-stock deal, is distributed pro-rata to the remaining Index Constituents.

If MerQube is not able to determine the surviving entity and:

●An Index Constituent merges with a non-Index Constituent: The shares held in the MGX100 representing the Index Constituent are converted to shares in the new entity based on the terms of the deal. If there is any remaining weight due to the cash terms of the deal, the remaining weight will be distributed pro rata to all remaining Index Constituents.

●An Index Constituent merges with an Index Constituent: The shares held in the MGX100 representing each of the Index Constituents are converted to shares in the new entity based on the terms of the deal. If there is any remaining weight due to the cash terms of the deal, the remaining weight will be distributed pro rata to all remaining Index Constituents.

Bankruptcies and Suspensions

If an Index Constituent declares bankruptcy, the Index Constituent will be deleted from the MGX100 after the close of business two Business Days from the date of the announcement, when possible. The Index Constituent is removed at the closing price on that date. If the Index Constituent is delisted prior to that time it is removed from the MGX100 at the final traded price or at a price of zero.

For Index Constituents that are suspended, the last closing price prior to suspension is carried forward until the Index Constituent resumes trading. For the duration of the suspension corporate actions with an ex-date during the suspension are delayed until the suspension is lifted and are implemented on the day trading in the Index Constituent resumes. Index Constituents that become long-term suspensions may be dropped from the MGX100. Index Constituents that are removed due to suspension are removed from the MGX100 at a price of zero.

Spin-offs

When a spin-off occurs, the new company will be added to the MGX100 if the parent company is an Index Constituent. The spin-off company will be added to the MGX100 at a zero price and at a share amount equal to the shares of the parent company multiplied by the terms of the spin-off. The spin-off will either be removed after the first day of trading or remain in the MGX100 on an ongoing basis and will be treated as any other Index Constituent at the next rebalancing. This determination is made based on the qualitative eligibility criteria of the MGX100 and not the quantitative eligibility of the MGX100.

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Distribution of Existing Stock

If the distributed security is an Index Constituent, the shares of the Index Constituent will increase based on the number of shares of the company distributing these shares multiplied by the terms of the deal.

If the distributed security is not an Index Constituent, the treatment is like that of a spin-off. The distributed security is added to the MGX100 and will either be removed after the first day of trading or remain in the MGX100 on an ongoing basis and will be treated as any other constituent at the next rebalancing. As described in the section on spin-offs above, this determination is made based on the qualitative eligibility criteria of the MGX100 and not the quantitative eligibility of the MGX100.

Rights Issues

The number of Index Shares for the Index Constituent issuing the rights issue is equal to the old number of Index Shares multiplied by one plus the terms of the deal. The adjusted price for the Index Constituent is calculated as a weighted average of the price of the Index Constituent on the close before the ex-date and the offering price of the rights issue, where the weights applied to each price are determined by the terms of the deal.

At the same time, since the market value of the MGX100 should not change due to the rights issue, the Index Shares of all the companies will be decreased on a pro rata basis such that the market value of the MGX100 on the close before the ex-date is same as the market value of the MGX100 after the inclusion of the rights issue.

Stock Splits, Stock Dividends, and Consolidations

●Stock Split: Index Shares are increased based on the ratio of shares received in the split to shares held while the price decreases by the reciprocal of such ratio. The market capitalization of the Index Constituent remains unchanged.

●Stock Dividends and Bonuses: Stock dividends and bonuses are treated in the MGX100 the same way as a stock split. Index Shares of the Index Constituent are increased, and the price of the Index Constituent is decreased based on the terms of the event. The market capitalization of the Index Constituent remains unchanged.

●Consolidation: Index Shares are decreased based on the ratio of shares received in the consolidation to shares held while the price increases by the reciprocal of such ratio. The market capitalization of the Index Constituent remains unchanged.

Special Dividends	Special dividends are treated as adjustments to the closing price of the Index Constituent.
Returns of Capital

Returns of capital are treated as adjustments to the closing price of the Index Constituent. Due to the decrease in price, the weight of the Index Constituent issuing the return of capital decreases, with the relative weights of all remaining Index Constituents increasing on a pro rata basis.

Index Governance

The MGX100 is overseen by an index committee. The index committee will review the MGX100 methodology at least once in each twelve-month period, make changes as necessary and administer any consultations for any potential material methodology changes. In the case of any scenario occurring which is not explicitly covered in the methodology, the index committee will use its discretion to determine the action to be taken. Any such determination will be announced in advance.

Recalculation

MerQube endeavors to calculate and maintain the MGX100 with accuracy. However, errors may happen in which case MerQube shall follow its index recalculation policy. MerQube utilizes a blockchain technology to maintain an audit trail of all its index calculations. This includes any restated values. In the case of a restated value, MerQube will maintain a record of all the underlying data that was used for the original calculated value as well as the final, restated value. MerQube will also maintain a record of the error itself, the investigation that was performed and the final determination made by the index committee. MerQube will maintain all such records for a minimum of five years. Any recalculation of the MGX100 will be announced by MerQube as soon as possible. The announcement will include a description of the error, the recalculation treatment, and the effective date of any changes.

Change in Methodology

MerQube shall apply the methodology described above for the calculation of the MGX100. However, external circumstances, including, but not limited

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to, supervisory, legal, financial or tax reasons or the market environment, may require MerQube to change and adapt the MGX100 methodology. MerQube may also make changes to the terms and conditions of the MGX100 and the method applied to calculate the MGX100 in a way that it deems to be necessary and desirable to prevent obvious or demonstrable error or to remedy, correct or supplement incorrect provisions. MerQube is not obliged to provide information on any such modifications or changes. Despite the modifications and changes, MerQube will take the appropriate steps to ensure a calculation method is applied that is consistent with the method described above.

Index Termination

In accordance with MerQube’s index termination policy, it may decide to discontinue the calculation of the MGX100 for several reasons, including but not limited to:

●lack of interest in the MGX100;

●discontinuation of input data and no viable replacement data;

●release of a new index that the index committee determines to have the same objective and a better design to meet that objective than the MGX100; and/or

●discontinuation of licensing rights.

If the MGX100 is terminated, MerQube will announce the termination at least one month in advance, where possible. For example, the exception to the one-month minimum announcement time would result from a required data input being discontinued with less than one month notice, resulting in no possibility of the MGX100 being calculated in an ongoing manner from that point. MerQube will identify a potential replacement index for the discontinued index if such appropriate replacement index exists.

The Parent Index

The Parent Index is designed to track the performance of 1,000 of the largest companies listed on the New York Stock Exchange, the NASDAQ and the BZX Exchange (collectively, the “Exchanges”). The Parent Index is weighted according to each index constituent’s Full Market Capitalization. The Parent Index has a launch date of February 13, 2024, with a base value of 1,000 as of its base date, December 17, 1999.

Parent Index Construction

To be eligible for inclusion in the Parent Index, the following criteria must be met:

Domicile: Companies must be domiciled in the United States, as determined by MerQube. The domicile of a company is the country in which the primary listing of such company is listed and the country where such company is headquartered. For companies where these two criteria do not match, MerQube will utilize these and other factors to determine the proper domicile.

Security Type: Only common stocks and Real Estate Investment Trusts (REITs) are eligible.

Exchange Listing: Securities must have a primary market listed on one of the Exchanges.

Length of Listing: Potential new constituents must have traded for a minimum of 12 months prior to the Parent Index Selection Day (the last Parent Index Business Day of each February and August). “Parent Index Business Day” means a day on which the Exchanges are scheduled to open for trading for its regular trading session.

Size and Liquidity: On the Parent Index Selection Day or Parent Index Review Day (the last Parent Index Business Day of each May and November), as applicable, constituents must satisfy the below minimum criteria:

I.a minimum average daily trading volume of 10,000 over the last 12 months.

II.a minimum liquidity ratio of 0.2 for potential new constituents, or 0.1 for existing constituents. The liquidity ratio will be calculated as the 12-month Total Value Traded per security divided by its Float Market Capitalization. The 12-month Total Value Traded will equal the product of the official closing price of such constituent and the total number of shares traded for each trading day of such company over the twelve-month period ending on the Parent Index Selection Day. For a company with less than twelve months of trading history, the full period from the first day of trading of such company is used.

III.a minimum Float Factor of 0.15 for potential constituents, or 0.1 for existing constituents.

Multiple Share Classes: Potential new constituents must show positive earnings per share reported for the most recent quarter as well as positive earnings in aggregate for the most recent last twelve months. If a company has multiple share classes the eligibility of each share class is determined based on the rules above as well as the following:

For New Constituents:

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On the Parent Index Selection Day or Parent Index Review Day, as applicable, the Full Market Capitalization of a given share class must represent a minimum of 10% of the total Float Market Capitalization of all otherwise eligible securities of the company.

For Existing Constituents:

On the Parent Index Selection Day or Parent Index Review Day, as applicable, the Full Market Capitalization of a given share class must represent a minimum of 5% of the total Float Market Capitalization of all otherwise eligible securities of the company.

Parent Index Calculation

The Parent Index Level is calculated at the close of each Parent Index Business Day. The Parent Index Level as of any Parent Index Business Day will equal the sum of the product for each security included in the Parent Index (each a “Parent Index Constituent”) of (1) the number of Parent Index Shares (calculated as described below) of such Parent Index Constituent on that Parent Index Business Day and (2) official closing price of such Parent Index Constituent on its relevant Exchange on that Parent Index Business Day.

The number of Parent Index Shares for a Parent Index Constituent on a Parent Index Business Day, is calculated as follows:

●If the immediately preceding Parent Index Business Day is also a Parent Index Rebalancing Day (as defined below), Parent Index Shares will be the product of (1) the Parent Index Level on such Parent Index Rebalancing Day and (2) the weight of the Parent Index Constituent, expressed as a percentage, and calculated after the close of the applicable Parent Index Selection Day or Parent Index Review Day, as determined based on the weighting rules, divided by the official closing price of the Parent Index Constituent on its relevant Exchange in respect of the Parent Index Rebalancing Day.

●Otherwise, the Parent Index Shares will be the product of (1) the number of Parent Index Shares of such Parent Index Constituent in respect of the immediately preceding Parent Index Business Day and (2) the adjustment factor of the Parent Index Constituent to be implemented on the Parent Index Business Day. When no event resulting in a change in the Parent Index Constituent occurs, the adjustment factor for such Parent Index Constituent will be 1.

The “Parent Index Rebalancing Days” will be the close of the third Friday of March, June, September and December that is a Parent Index Business Day, or in case of holidays on such day, the prior Parent Index Business Day. The number of Parent Index Shares for a Parent Index Constituent are kept constant between Parent Index Rebalancing Days, except as they may be adjusted for certain corporate actions.

Parent Index Rebalancing

The Parent Index undergoes a full rebalancing twice a year on the Parent Index Rebalancing Day following each Parent Index Selection Day. The Parent Index Constituents are selected on each Parent Index Selection Day and the rebalancing takes place on the following Parent Index Rebalancing Day. The selection is based on the following rules:

■All eligible securities are sorted by their Full Market Capitalization as of the Parent Index Selection Day, whereas for securities that represent share classes of the same company, the combined company Full Market Capitalization will be used. From this list, the 900 largest companies are chosen as Parent Index Constituents.

■In the next step the next largest companies from rank 901 through 1,100 are considered for inclusion. Current constituents of the Parent Index are chosen in order of ascending rank until 100 companies have been chosen. If there are less than 100 companies that are current constituents of the Parent Index with a rank between 901 through 1,100, then the companies that are not current constituents of the Parent Index are chosen in order of ascending rank until the total number of companies chosen equals 1,000.

Additionally, the Parent Index is reviewed twice a year on the Parent Index Review Days. The Parent Index Constituents are reviewed on each Parent Index Review Day and the rebalancing takes place on the following Parent Index Rebalancing Day. The review is based on the following rules:

■On the Parent Index Review Day the number of Parent Index Constituents will be counted, and if exactly 1,000 companies are included, then no further action is performed.

■If the Parent Index consists of more than 1,000 companies, then all companies are ranked according to their total market capitalization on the Parent Index Review Day and the smallest companies are excluded until 1,000 companies remain in the Parent Index.

■If less than 1,000 companies are included in the Parent Index, then all eligible companies are sorted by their Full Market Capitalization as of the Parent Index Review Day and the largest eligible companies are added to the Parent Index in order of Full Market Capitalization until the total number of companies chosen equals 1,000.

■For all companies in the Parent Index, all eligible securities of that company, based on the eligibility criteria, will be included in the  Parent Index.

Parent Index Constituent Weighing

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On each Parent Index Selection Day and Parent Index Review Day, the Parent Index is weighted in proportion to the Float Market Capitalization of the companies selected.

For the avoidance of doubt, if more securities of one company are included in the Parent Index, the weight portion previously determined by the Float Market Capitalization is then split up by the Float Market Capitalization of the respective security.

The relevant Parent Index Shares, determined using the weights as of the applicable Parent Index Selection Day or Parent Index Review Day, are implemented as of close on the Parent Index Rebalancing Day.

Parent Index Governance

The Parent Index is overseen by an index committee made up of MerQube staff and is chaired by the Vice President of Research and Governance (the “Parent Index Committee”). The Parent Index Committee will meet at a minimum on a semi-annual basis, as well as when any scenarios that require a Parent Index Committee decision arise.

In the case of any scenario occurring which is not explicitly covered in this methodology, the Parent Index Committee will use its discretion to determine the action to be taken. Any such determination will be announced to the index stakeholders as soon as practical.

The Parent Index Committee will review the effect of corporate actions on the Parent Index and the results of index rebalances to ensure that current rules are best suited to meet the objective of the Parent Index. The Parent Index Committee will review the Parent Index methodology at least once in each twelve-month period, make changes as necessary and administer any consultations for any potential material methodology changes.

Parent Index Termination

The calculation of the Parent Index may be discontinued using the same criteria as used for the MGX100. See “—Index Termination” above, with references to “the MGX100” read as references to “the Parent Index”.

Historical Performance of the MGX100

The following graph sets forth the hypothetical back-tested performance of the MGX100 in the period from January 2, 2021 through May 4, 2026. We obtained this data from Bloomberg L.P. The MGX100 has only been published since April 2025. The hypothetical back-tested performance of the MGX100 set forth in the following graph was calculated using the selection criteria and methodology employed to calculate the MGX100 since its publication in April 2025. However, the hypothetical back-tested MGX100 data only reflects the application of that methodology in hindsight, since the MGX100 was not actually calculated and posted on Bloomberg L.P. prior to April 2025. The hypothetical back-tested MGX100 data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the commodities and other markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested MGX100 data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual MGX100 performance would have been had the MGX100 been in existence or in forecasting future MGX100 performance. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, information obtained from Bloomberg L.P. The hypothetical and actual historical performance of the MGX100 is not necessarily an indication of its future performance. On May 4, 2026, the closing level of the MGX100 was 11,542.97. The actual Starting Value will be determined on the pricing date.

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This hypothetical back-tested data on the MGX100 is not necessarily indicative of the future performance of the MGX100 or what the value of the Notes may be. Any upward or downward trend in the level of the MGX100 during any period set forth above is not an indication that the level of the MGX100 is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the levels of the MGX100.

License Agreement

Neither Market Guard, LLC nor any of its affiliates (collectively, “Market Guard”) is the issuer or producer of the Notes and Market Guard has no duties, responsibilities, or obligations to investors in the Notes.  The index underlying the Notes is a product of Market Guard and has been licensed for use by our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain of its affiliates.  Such index is calculated using, among other things, market data or other information (“Input Data”) from one or more sources (each such source, a “Data Provider”).  The “Market Guard” name and logo are registered trademarks of Market Guard, LLC.  These trademarks have been licensed for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain of its affiliates in their capacity as the issuer of the Notes.  This Notes is not sponsored, endorsed, sold or promoted by Market Guard, any Data Provider, or any other third party, and none of such parties make any representation regarding the advisability of investing in securities generally or in Notes particularly, nor do they have any liability for any errors, omissions, or interruptions of the Input Data, the MGX100, or any associated data.  Neither Market Guard nor the Data Providers make any representation or warranty, express or implied, to the owners of the Notes or to any member of the public, of any kind, including regarding the ability of the MGX100 to track market performance or any asset class.  The MGX100 is determined, composed and calculated by Market Guard without regard to Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain of its affiliates or the Notes.  Market Guard and Data Providers have no obligation to take the needs of Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain of its affiliates or the owners of the Notes into consideration in determining, composing or calculating the MGX100.  Neither Market Guard nor any Data Provider is responsible for and have not participated in the determination of the prices or amount of Notes or the timing of the issuance or sale of Notes or in the determination or calculation of the equation by which Notes is to be converted into cash, surrendered or redeemed, as the case may be.  Market Guard and Data Providers have no obligation or liability in connection with the administration, marketing or trading of Notes.  There is no assurance that investment products based on the MGX100 will accurately track index performance or provide positive investment returns.  Market Guard is not an investment advisor.  Inclusion of a security within an index is not a recommendation by Market Guard to buy, sell, or hold such security, nor is it considered to be investment advice.

NEITHER MARKET GUARD NOR ANY OTHER DATA PROVIDER GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE MGX100 OR ANY DATA RELATED THERETO (INCLUDING DATA INPUTS) OR ANY COMMUNICATION WITH RESPECT THERETO.  NEITHER MARKET GUARD NOR ANY OTHER DATA PROVIDERS SHALL BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  MARKET GUARD AND ITS DATA PROVIDERS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND THEY EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND CERTAIN OF ITS AFFILIATES, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE MGX100 OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL MARKET GUARD OR DATA PROVIDERS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THE FOREGOING REFERENCES TO “MARKET GUARD” AND/OR “DATA PROVIDER” SHALL BE CONSTRUED TO INCLUDE ANY AND ALL SERVICE PROVIDERS, CONTRACTORS, EMPLOYEES, AGENTS, AND AUTHORIZED REPRESENTATIVES OF THE REFERENCED PARTY.

MerQube, Inc. and its affiliates administer and calculate the MGX100 for Market Guard. MerQube, Inc. and its affiliates do not guarantee the accuracy, timeliness, or completeness of the calculations or any data or information relating to the Index. MerQube, Inc. and its affiliates make no warranty, express or implied, as to the Index, or any values or data related thereto or results to be obtained therefrom, and expressly disclaims all warranties of merchantability and fitness for a particular purpose with respect thereto. To the maximum extent permitted by law, MerQube, Inc., its affiliates, and all their respective employees, subcontractors, partners, agents, suppliers, and vendors (collectively, the “protected parties”) shall have no liability, contingent or otherwise, for any injury or damages, whether caused by the negligence of a protected party or otherwise, arising in connection with the calculation or administration of the Index or any data or values included therein or in connection therewith and shall not be liable for any losses (including lost profits), punitive, incidental, or consequential damages.

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Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the Notes. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We expect to deliver the Notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than one business day from the pricing date, purchasers who wish to trade the Notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the Notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the Notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the Notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same discount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these fee-based advisory accounts may be as low as $997.50 per $1,000.00 in principal amount of Notes.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the Notes, BofAS may offer to buy the Notes in the secondary market at a price that may exceed the initial estimated value of the Notes. Any price offered by BofAS for the Notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the Notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your Notes at any price or at any time, and we cannot assure you that any party will purchase your Notes at a price that equals or exceeds the initial estimated value of the Notes.

Any price that BofAS may pay to repurchase the Notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the Notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

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PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, Relevant Persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as Issuer, or BAC, as Guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

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Structuring the Notes

The Notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantee is BAC’s obligation. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the Notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the Notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the Notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-3 and “Supplemental Use of Proceeds” on page PS-15 of the accompanying product supplement.

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U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the Notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the Notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the Notes upon original issuance and will hold the Notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the Notes, we intend to treat the Notes for all tax purposes as single financial contracts with respect to the Underlying and under the terms of the Notes, we and every investor in the Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the Notes as single financial contracts with respect to the Underlying. This discussion assumes that the Notes constitute single financial contracts with respect to the Underlying for U.S. federal income tax purposes. If the Notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the Notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the Notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the Notes.

We will not attempt to ascertain whether any issuer of a component stock included in the Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more component stocks included in the Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the Notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Underlying and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in the Underlying is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the Notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Notes. A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the Notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the Notes. In particular, the IRS could seek to subject the Notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the Notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange, or redemption of the Notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as

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capital loss thereafter.

The IRS released Notice 2008-2 (the "Notice"), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the Notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the Notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange, or redemption of the Notes should be treated as ordinary gain or loss.

Because the Underlying is an index that periodically rebalances, it is possible that the Notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date. If the Notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the Notes on each rebalancing date in return for new Notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the Notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the Notes on such date.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the Notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the Notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, redemption, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the Notes is engaged in the conduct of a trade or business within the U.S. and if any gain realized on the settlement at maturity, or upon sale, exchange, or redemption of the Notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the Notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the Notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization,

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by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

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Where You Can Find More Information

The terms and risks of the Notes are contained in this pricing supplement and in the following related product supplement, prospectus supplement and prospectus, which can be accessed at the following links:

•Product Supplement EQUITY-1 dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525311320/d49145d424b2.htm

•Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025: https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement or prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

The Notes are our senior debt securities. Any payments on the Notes are fully and unconditionally guaranteed by BAC. The Notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The Notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the Notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as Issuer, and BAC, as Guarantor.

AUTO-CALLABLE RETURN NOTES | PS-27